
March 22, 2023

Alan Yue Zhuo
Chief Financial Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijing
People's Republic of China

> **Re: DiDi Global Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated February 13, 2023**
> **File No. 001-40541**

Dear Alan Yue Zhuo:

We have reviewed your February 13, 2023 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2023 letter.

Annual Report on Form 20-F filed May 2, 2022

Key Information, page 6

1.   We note your response to comment 4. Specifically, we note your indication that on January 16, 2023, as approved by the Cybersecurity Review Office, the company has resumed DiDi Chuxing's registration of new users. Clarify whether this also results in the restoration to app stores of the 26 apps you are operating in China. If not, explain why not and any additional steps necessary for restoration. Also, revise to clarify whether the January 16, 2023 approval reflects the culmination and closure of the review by the Cybersecurity Review Office and, if not, what additional actions remain for you or the Office. Make similar revisions to your risk factor entitled "We have been subject to cybersecurity review...," which appears on page 15.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services